Choice Hotels International, Inc.

915 Meeting Street, Suite 600

North Bethesda, MD 20852

March 21, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Choice Hotels International, Inc.

Registration Statement on Form S-4 (and any amendments thereto) (File No. 333-275998)

Tender Offer Statement on Schedule TO-T (and any amendments thereto) (File No. 005-90832)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Choice Hotels International, Inc. (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-275998) initially filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2023, as amended on January 26, 2024 and February 27, 2024, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates on March 11, 2024. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto. Because the proposed offering of the securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the SEC in connection with the filings referred to herein. However, in accordance with Rule 457(p) under the Securities Act, the Company hereby requests that the total fees paid to the SEC in the amount of $960,671.48, of which $346,843.70 was paid in connection with the filing of the Registration Statement and $613,827.78 was paid in connection with the filing of the Schedule TO-T (File No. 005-90832), be offset against the filing fees due for subsequent SEC filings.

Should you have any questions related to the foregoing, please do not hesitate to contact Danielle Scalzo of Willkie Farr & Gallagher LLP at (212) 728-8620 or dscalzo@willkie.com.

[Signature page follows]

Sincerely,

Choice Hotels International, Inc.

By:	/s/ Simone Wu
Name: Simone Wu
Title: Senior Vice President, General Counsel, Corporate Secretary & External Affairs

cc:	Adam M. Turteltaub, Willkie Farr & Gallagher LLP

Danielle Scalzo, Willkie Farr & Gallagher LLP

Andrew Marmer, Willkie Farr & Gallagher LLP